Norske Skog

Skogn, 2002-07-04

United States Securities and Exchange Commission
Washington DC 20549

USA

02042620

Information - file 82-5226

Please find enclosed copy of document sent to Oslo Stock Exchange, July 4, 2002.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

M. Søfteland
for Oddrunn Ringstad

Enclosure: Message sent to Oslo Stock Exchange July 4, 2002

dlw 7/16

Norske Skogindustrier ASA

Oksenøyveien 80
Postboks 329
1326 Lysaker
Foretaksregisteret:
NO 911 750 961 MVA

Telefon: 67 59 90 00
Telefaks: 67 59 91 81

Oksenøyveien 80
P.O.Box 329
N-1326 Lysaker, Norway
Register of business enterprises:
NO 911 750 961 VAT

Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81

Release to Oslo Stock Exchange

NSG – Agreement for sale of power plants on the Halden river system concluded

Norske Skog signed yesterday an agreement with Akershus Kraft AS to sell its three power plants on the Halden river system. With this, all thirteen of the hydro power plants, which the company owns in Norway, are sold. These sales are subject to the approval of the authorities, and it is expected that this procedure will be completed during autumn 2002. The transactions will be closed and booked in Norske Skog's accounts as per. 01.01.2003.

Oxenøen, 04.07.2002

NORSKE SKOG
Corporate Communications

Contacts:

Financial market: Vice President Jarle Langfjæran, tel: + 47 9097 8434
Media: Vice President Corporate Communications Hanne Aaberg, tel: +47 67 59 90 29, mob: +47 913 51 681